[LETTERHEAD OF POPULAR, INC.]

July 30, 2009

Justin Dobbie

Legal Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Popular, Inc. –
Registration Statement on Form S-4 (File No. 333-159843)

Dear Mr. Dobbie:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Securities Act”), Popular, Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective on, Monday, August 3, 2009, 4 p.m. (Eastern Standard Time), or as soon thereafter as is practicable.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such request may be made by any officer of the Registrant or by any lawyer with Sullivan & Cromwell LLP.

The Registrant confirms that it is aware of its obligations under the Securities Act. In addition, the Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that the Commission notify Robert W. Downes at Sullivan & Cromwell LLP at (212) 558-4312 upon acceleration of effectiveness of the Registration Statement.

Sincerely,

Popular, Inc.

/s/ Jorge A. Junquera

Jorge A. Junquera

Senior Executive Vice President and

Chief Financial Officer

cc:	Ignacio Alvarez

Eduardo J. Arias

(Pietrantoni Méndez & Alvarez LLP)

Edward F. Petrosky

Samir A. Gandhi

Edward Ricchiuto

(Sidley Austin LLP)

Robert W. Downes

Donald J. Toumey

(Sullivan & Cromwell LLP)

Matt McNair

(SEC, Division of Corporation Finance)

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